C21 Investments announces unaudited revenue of US$9.8 million for the second quarter of the 2020 fiscal year
Revenue up 27% from Q1; restructuring to yield $3.7 million in annual savings

VANCOUVER, August 08, 2019 – C21 Investments Inc. (CSE: CXXI and OTC: CXXIF) today announced unaudited financial results for the three months period ending July 31, 2019. Unless otherwise stated, all currency is in US dollars and all results are preliminary and unaudited. The Q2 financial statements and MD&A will be released by September 12, 2019.

"We had a strong quarter with a record number of customer transactions, and we are confident we can achieve our objective of long-term profitability," said Sonny Newman, President and CEO. "With the successful integration of our recent acquisitions we have been able to extract some significant cost savings that will create further value for shareholders, support profitable growth for our company, and allow us to continue to provide great service to our customers."

Unaudited Operating Highlights

Unaudited revenue grew 27% to $9.8 million from $7.7 million in Q1.
Unaudited Q2 gross margin (before fair value adjustments) was 49% from 43% in Q1.
Integration and restructuring of operations will yield $3.7 million of annual run-rate savings.
Oregon specific:
Revenue grew 123% to $1.48 million, largely driven by the Swell acquisition; and
Retail revenue grew 24% to $251,000.
Nevada specific:
Revenue grew 16.7% to $8.28 million, driven by the Fernley location ramping up and organic growth in our Sparks location;
Nevada retail customer transactions grew 15% to a record 159,932 transactions from 139,392 transactions in Q1; and
Hood Oil vape sales generated $468,000 in revenue since our June 6, 2019 launch at both Silver State locations.

Restructuring of operations – Run-rate savings of $3.7 million
Pursuant to Sonny Newman’s July 16th letter to shareholders, the Company is refining its strategy for long-term profitability. We have accelerated the integration and restructuring of the Oregon acquisitions and corporate overhead costs. As of July 30th, an estimated $3.7 million of annual run-rate expenses has been removed. The one-time costs of achieving these savings is expected to be nominal.

Update on Nevada launch of Hood Oil
The company continues to leverage its strong Silver State retail platform selling its "Hood Oil" vape line in Nevada. Since the launch on June 6th, Hood Oil vapes have generated approximately $468,000 and have contributed 9.5% of Silver State’s total unaudited gross sales.

"The successful rollout of Hood Oil in Nevada demonstrates the potential for our award-winning brands in Oregon to generate revenue in other states," said Sky Pinnick, Chief Marketing Officer for the Company. "We will continue to migrate our other brands and products into Nevada and beyond."

About C21 Investments Inc.
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods.

The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the unaudited revenue of the three-month period ending June 31, 2019 (Q2), estimated Q2 gross margin, the launch of Hood Oil products in Nevada, unaudited retail sales performance, calculated annual run-rate savings and estimated restructuring costs, and the impact of certain acquisitions on the Company's financial information.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments, including continued revenue levels and gross margins, a continued successful launch of Hood Oil products and other Company brands in Nevada, continued retail sales performance, calculated annual run-rate savings and estimated restructuring costs, and continued demand for cannabis products. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, consumer acceptance of the Company’s products, the failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 Investments operates, the Company’s inability to finance current or future operations, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments. The forward-looking statements contained in this news release represent the Company’s expectations as of the date hereof and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
Graeme Harris	Dave Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dgoad@cxxi.ca
+1 416 402-7050	+1 833 BUY -CXXI (289-2994)

Michael Kidd
Chief Financial Officer and Director
Michael.kidd@cxxi.ca
+1 833 BUY CXXI (289-2994)